FOLEY		FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	November 2, 2005	WRITER'S DIRECT LINE 414.297.5670 mplichta@foley.com Email
VIA EDGAR AND FACSIMILE		CLIENT/MATTER NUMBER 044741-0103

Mr. Jim B. Rosenberg
Ms. Sasha S. Parikh
Ms. Mary Mast
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	National Research Corporation Annual Report on Form 10-K for the year ended December 31, 2004 File No. 000-29466

Ladies and Gentlemen:

        On behalf of our client, National Research Corporation, a Wisconsin corporation (the “Company”), set forth below is the Company’s supplemental response to comment no. 2 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 15, 2005, and our call with the Staff on October 20, 2005, with respect to the above-referenced Annual Report on Form 10-K. Comment no. 2 of the Staff reflected in the comment letter is set forth below in bold italics. Following such comment is the Company’s supplemental response (in regular type).

2.	With regards to your Market Guide contracts, please tell us why it is appropriate to defer the direct costs of preparing the survey data for the Market Guide until delivery. It appears that costs should be expensed as incurred. Provide us the authoritative accounting literature you are using to defer the costs.

        Supplemental Response:

        Background. The Market Guide is a product of the Company that is published in September of each year. The Market Guide summarizes in a large database perceptions of health care providers across the United States and reflects the results of approximately 140,000 surveys of health care consumers each year. Customers purchase a standardized online database and the customer can than manipulate the data to address the customer’s particular questions.

        In approximately October of a given year, the Company begins to market the following year’s Market Guide. Most sales and marketing is directed at existing customers, as the Market Guide historically has enjoyed annual renewal rates of approximately 75% to 80%. Customers begin to enter into contracts in the fourth quarter and customers continue to execute contracts well into the following year. Each December, the Company enters into an agreement with a third party for that third party to conduct approximately 140,000 surveys and gather the related data for the following year’s Market Guide. The fees and expenses under the agreement typically range from approximately $600,000 to $700,000 for the entire project and are paid in installments once work begins on the project. The third party provider commences its work in the first or second quarter of the year and continues its work, and the Company continues to make installment payments, through approximately July of each year. The Company also continues to contract with customers for the Market Guide during that time.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

Mr. Jim B. Rosenberg
Ms. Sasha S. Parikh
Ms. Mary Mast
November 2, 2005

        Beginning in 2005, the third party provider begins to accumulate the data through online surveys, and the Company pays the first significant installment payment for those services, in approximately April. Prior to 2005, the Company’s third party provider utilized U.S. mail surveys that required additional lead time. As a result, the third party provider historically began to accumulate the data in February and the Company would make its first significant installment payment in April. Also, the Company has in the past incurred approximately $70,000 to $100,000 of additional costs annually relating to approximately 20 temporary workers hired to input and code the results of hard copy surveys returned via mail. The temporary workers were hired specifically for that project and, with a few immaterial exceptions, were terminated at the end of the project. Because of the new online data-gathering process, the cost of such temporary workers has decreased to less than $10,000 in 2005 and is expected to remain at these levels going forward.

        Deferred Expenses. During 2005, the Company deferred the cost of the fees paid to the third party provider, and all other Market Guide costs (internal, selling, general and administrative) were expensed as incurred. During years prior to 2005, the Company deferred the costs of the temporary workers in addition to the third party costs. A summary of amounts under Market Guide customer contracts compared to installment payments to the third party provider for each of the last three years are summarized in the attached Exhibit A. In September of each year, the Company ships the Market guide and recognizes the related deferred revenues and deferred expenses at that time. Any additional sales that follow after September are insignificant. The Company recognizes revenue from such sales upon shipment and no deferred expenses are allocated to such sales.

        Basis for Deferral of Expenses. The Company analogizes to the following authoritative accounting guidance for its basis of deferring the direct costs of preparing the survey data for the Market Guide until delivery: Statement of Financial Accounting Standards (SFAS) No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (SFAS 91), and Financial Accounting Standards Board Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (FTB 90-1). SFAS 91 paragraphs 5 and 6 allow for direct loan origination costs to be deferred and expensed with the related revenue. Direct loan origination costs are defined as “incremental direct costs of loan origination incurred in transactions with independent third parties for that loan.” In addition, paragraph 41 expands the discussion to state “Incremental direct costs of loan origination incurred… must include only those costs that result directly from and are essential to the lending transaction and would not have been incurred by the lender had the lending transaction not occurred.” Further, FTB 90-1 paragraphs 4 and 5 state, “Costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) should be deferred and charged to expense in proportion to the revenue recognized….”

Mr. Jim B. Rosenberg
Ms. Sasha S. Parikh
Ms. Mary Mast
November 2, 2005

        As described above, the deferred Market Guide costs are “incremental direct costs” that are solely related to the Market Guide contracts entered into by the Company. These costs are required to obtain the necessary data to fulfill the contractual obligation. Therefore, based on the guidance of SFAS 91 and FTB 90-1, the Company expenses these costs at the time the revenue is recognized.

        Recoverability of Deferred Costs. The Company monitors the recoverability of the deferred costs on a quarterly basis by considering historical and current renewal rates, as well as the total contract revenue in comparison to deferred costs. If the Company determines certain deferred costs would not be recovered, these costs would be expensed in the respective quarter. As discussed above and as shown in Exhibit A, the Company has experienced high levels of renewals from Market Guide customers, and at any given time deferred revenues relating to Market Guide contracts exceed the related deferred direct and incremental expenses.

        Disclosure. The Company will expand the “MD&A – Critical Accounting Policies and Estimates – Revenue Recognition” and “Note 1 to Consolidated Financial Statements – Summary of Significant Accounting Policies – Revenue Recognition” disclosures to include the following:

The Company recognizes revenue on Market Guide contracts upon delivery of the Market Guide to the principal customers. The Company defers costs of preparing the survey data for the Market Guide. These costs are incremental direct costs solely related fulfilling the Company’s obligations under the Market Guide contracts. The Company expenses these deferred costs at the time revenue is recognized. The Company monitors and assesses the recoverability of the deferred direct costs based on contracted revenues and whenever changes in circumstances warrant such assessment. The Company generates additional revenues from incidental customers subsequent to the completion of each edition. Revenue and costs for these subsequent services are recognized as the services are performed and completed.

* * * *

Mr. Jim B. Rosenberg
Ms. Sasha S. Parikh
Ms. Mary Mast
November 2, 2005

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5670 or Russell E. Ryba at (414) 297-5668.

Very truly yours, /s/ Mark T. Plichta Mark T. Plichta

Enclosure

cc:	Michael D. Hays Patrick E. Beans National Research Corporation Benjamin F. Garmer, III Russell E. Ryba Foley & Lardner LLP Alexi A. Wellman KPMG LLP

EXHIBIT A

National Research Corporation
Response to SEC letter dated 9/15/2005

Healthcare Market Guide	2003		2004		2005
	Q1	Q2	Q1	Q2	Q1	Q2
Contracts in place (deferred revenue) at quarter end	$152,500	$1,474,858	$212,528	$1,543,404	$130,310	$1,329,636
Deferred direct costs at quarter end
Paid to outside vendors	$4,175	$628,521	$3,000	$184,929	$--	$323,587
Paid to part-time hourly labor of NRC	--	98,138	--	76,364	--	--

Total deferred direct costs at quarter end	$4,175	$726,659	$3,000	$261,293	$--	$323,587